Via Facsimile and U.S. Mail
Mail Stop 6010

July 16, 2009

Mr. Scott Pancoast
Lpath, Inc.
President and Chief Executive Officer
6335 Ferris Square, Suite A
San Diego, CA 92121

      Re: **Lpath, Inc.**
              Item 4.01 Form 8-K
              Filed July 7, 2009
              File No. 000-50344

Dear Mr. Pancoast

      We have completed our review of your Form 8-K and have no further comments at this time.

              Sincerely,

              Tabatha Akins
              Staff Accountant